UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The NASDAQ OMX Group, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
631103108
(CUSIP Number)
Khalifa Al Daboos
Investment Corporation of Dubai
P.O. Box 333888
Dubai, United Arab Emirates
+971 4 707 1333

Essa Kazim
Borse Dubai Limited
P.O. Box 506690
Level 7, Precinct Building 5, Gate District
Dubai International Financial Centre
Dubai, United Arab Emirates
+971 4 305 5200

Tracy M. McLamb
Borse Dubai Nasdaq Share Trust
c/o Wells Fargo Delaware Trust Company
919 North Market Street, Suit 1600
Wilmington, Delaware 19801
(302) 575-2006
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	631103108

1	NAMES OF REPORTING PERSONS Investment Corporation of Dubai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Dubai International Financial Centre, Dubai, United Arab Emirates

	7	SOLE VOTING POWER

NUMBER OF		0(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,120,148(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0(1)

WITH	10	SHARED DISPOSITIVE POWER

29,780,515(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,780,515(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(1) Investment Corporation of Dubai’s (“ICD”) beneficial ownership is reported as of December 17, 2010, and includes 12,120,148 shares of The NASDAQ OMX Group, Inc. (the “Issuer”) common stock, par value $0.01 per share (the “Shares”) held directly by Borse Dubai Limited (“Borse Dubai”), a subsidiary of ICD, and 17,660,367 Shares held directly by Borse Dubai Nasdaq Share Trust (the “Trust”), of which Borse Dubai is the sole beneficial owner. The Percent of Class reported in Row 13 includes 6.9% of the outstanding Shares which are held by Borse Dubai Limited and 10.1% of the outstanding Shares which are held by Borse Dubai Nasdaq Share Trust, based on 175,064,583 shares of common stock outstanding as described in Item 5(a) hereof, after giving effect to the Share Redemption described in Item 6 hereof. ICD’s total aggregate beneficial ownership reported herein is subject to certain ownership and voting restrictions and requirements set forth in the OMX Transaction Agreement (defined in Item 4 of the Initial Statement), and the Ancillary Agreements (as defined in the OMX Transaction Agreement), as amended by the Share Redemption and Sale Agreement (as defined below) (the “Ownership Restrictions”), as further described in Item 6 of the Initial Statement and in Item 6 of this Statement. ICD is the majority shareholder of Borse Dubai. ICD is therefore deemed to have beneficial ownership of all of the Shares held by Borse Dubai and the Trust. As the majority shareholder of Borse Dubai, ICD shares in whatever voting power and dispositive power Borse Dubai has over the Shares it holds and the Shares the Trust holds. While Borse Dubai may direct the Trust to dispose of its Shares, neither ICD nor Borse Dubai has any control over the voting of the Shares held by the Trust. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2(ii) of the Issuer’s Restated Certificate of Incorporation. Pursuant to the Share Redemption and Sale Agreement (as defined in Item 6 hereof), Borse Dubai has agreed with the Issuer to reduce the voting power of Borse Dubai and the Trust collectively to 3.9% of the total voting power upon the closing date of the Share Redemption and Sale (as defined in Item 6 hereof), subject to certain adjustments as contemplated in Section 4 of such Share Redemption and Sale Agreement. Pursuant to the Ownership Restrictions, if any Shares held by the Trust are deemed to have the right to vote on any matter submitted to the stockholders of the Issuer, or any action by written consent requested to be taken by the stockholders of the Issuer, the trustee of the Trust shall execute a proxy with respect to the Shares held by the Trust in favor of the Corporate Secretary or other designee of the Issuer to vote or act by written consent. The Corporate Secretary or other designee of the Issuer shall vote such Shares pro rata with the other shareholders of the Issuer (excluding Borse Dubai) at the time of any such vote or consent.
(2) Reference is made to Item 5(a) hereof with respect to determination of the percentage of the class of securities identified herein, after giving effect to the Share Redemption described in Item 6 hereof.

CUSIP No.	631103108

1	NAMES OF REPORTING PERSONS Borse Dubai Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Dubai International Financial Centre, Dubai, United Arab Emirates

	7	SOLE VOTING POWER

NUMBER OF		0(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,120,148(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0(1)

WITH	10	SHARED DISPOSITIVE POWER

29,780,515(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,780,515(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Borse Dubai’s beneficial ownership is reported as of December 17, 2010, and includes 17,660,367 Shares held directly by the Trust, of which Borse Dubai is the sole beneficial owner. Borse Dubai’s total aggregate beneficial ownership reported herein is subject to certain Ownership Restrictions, as further described in Item 6 of the Initial Statement and Item 6 of this Statement. ICD is the majority shareholder of Borse Dubai and Borse Dubai shares with ICD in whatever voting power and dispositive power Borse Dubai has over the Shares it holds and the Shares the Trust holds. While Borse Dubai may direct the Trust to dispose of its Shares, Borse Dubai has no control over the voting of the Shares held by the Trust. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2(ii) of the Issuer’s Restated Certificate of Incorporation. Pursuant to the Share Redemption and Sale Agreement (as defined in Item 6 hereof, Borse Dubai has agreed with the Issuer to reduce the voting power of Borse Dubai and the Trust collectively to 3.9% of the total voting power upon the closing date of the Share Redemption and Sale (as defined in Item 6 hereof), subject to certain adjustments as contemplated in Section 4 of such Share Redemption and Sale Agreement. Pursuant to the Ownership Restrictions, if any Shares held by the Trust are deemed to have the right to vote on any matter submitted to the stockholders of the Issuer, or any action by written consent requested to be taken by the stockholders of the Issuer, the trustee of the Trust shall execute a proxy with respect to the Shares held by the Trust in favor of the Corporate Secretary or other designee of the Issuer to vote or act by written consent. The Corporate Secretary or other designee of the Issuer shall vote such Shares pro rata with the other shareholders of the Issuer (excluding Borse Dubai) at the time of any such vote or consent.
(2) Reference is made to Item 5(a) hereof with respect to determination of the percentage of the class of securities identified herein, after giving effect to the Share Redemption described in Item 6 hereof.

CUSIP No.	631103108

1	NAMES OF REPORTING PERSONS Borse Dubai Nasdaq Share Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0(1)

WITH	10	SHARED DISPOSITIVE POWER

17,660,367(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,660,367(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) The Trust’s beneficial ownership is reported as of December 17, 2010. If any Shares held by the Trust are deemed to have the right to vote on any matter submitted to the stockholders of the Issuer, or any action by written consent requested to be taken by the stockholders of the Issuer, the trustee of the Trust shall execute a proxy with respect to the Shares held by the Trust in favor of the Corporate Secretary or other designee of the Issuer to vote or act by written consent. The Corporate Secretary or other designee of the Issuer shall vote such Shares pro rata with the other shareholders of the Issuer (excluding Borse Dubai) at the time of any such vote or consent. The Trust shall dispose of or transfer the Shares in the Trust as directed by Borse Dubai, subject to certain Ownership Restrictions.
(2) Reference is made to Item 5(a) hereof with respect to determination of the percentage of the class of securities identified herein, after giving effect to the Share Redemption described in Item 6 hereof.

CUSIP No.	631103108
Amendment No. 1 to Statement on Schedule 13D
This Amendment No. 1 to Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.01 (the “Shares”), of The NASDAQ OMX Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated March 7, 2008 (the “Initial Statement”), filed by the Reporting Persons (as defined in item 2 hereof). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.
The Initial Statement is supplementally amended as follows. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Initial Statement.
Item 2. Identity and Background
Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows:
This Statement is being filed jointly by Investment Corporation of Dubai, a company registered in the Dubai International Financial Centre in Dubai with company number 0490 (“ICD”), Borse Dubai Limited, a company registered in the Dubai International Financial Centre in Dubai with company number CL0447 (“Borse Dubai”) and a subsidiary of ICD and Borse Dubai Nasdaq Share Trust (the “Trust”), a Delaware statutory trust (collectively, the “Reporting Persons”).
ICD’s principal business is to act as the investment arm of the Government of Dubai. Borse Dubai’s principal business purpose is to act as a holding company for investments in stock exchanges, which includes 79.63% ownership of the Dubai Financial Market, a public joint stock company incorporated in the Emirate of Dubai, United Arab Emirates (“UAE”), pursuant to decree No. 62 for the year 2007 issued by the Ministry of Economy on February 6, 2007 and is subject to the provisions of the UAE Federal Law No. 8 for the year 1984 and its amendments and 33.33% ownership of Nasdaq Dubai, a company registered in the Dubai International Financial Centre with registrations number 0009 (“Nasdaq Dubai”). In addition, DFM owns 66.67% of Nasdaq Dubai. The Trust was established by Borse Dubai as a special purpose Trust and its sole business purpose is to hold and dispose of the Shares issued by the Issuer to Borse Dubai in connection with the OMX Transaction Agreement (as defined in Item 4 of the Initial Statement) that are in excess of 19.99% of the issued and outstanding Shares on a fully-diluted basis, as directed by Borse Dubai, subject to the Ownership Restrictions.
The address of ICD’s principal business and principal office is P.O. Box 333888, Gate Village 7, Floor 6, Dubai International Financial Centre, Dubai, United Arab Emirates. The address of Borse Dubai’s principal business and principal office is P.O. Box 506690, Level 7, Precinct Building 5, Gate District, Dubai International Financial Centre, Dubai, United Arab Emirates. The address of the Trust’s principal business and principal office is Wells Fargo Delaware Trust Company, 919 North Market Street, Suite 1600, Wilmington, Delaware 19801.
During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	631103108
Item 5. Interest in Securities of the Issuer
(a) and (b) Paragraphs (a) and (b) of the Initial Statement are hereby amended and restated in their entirety as follows:

	Number of Shares	Number of Shares With
	With Sole Voting	Shared Voting and/or	Aggregate Number
	and/or Sole	With Shared Dispositive	of Shares	Percentage of Class
Reporting Person	Dispositive Power	Power	Beneficially Owned	Beneficially Owned

Investment Corporation of Dubai	0	12,120,148 with Shared Voting Power 29,780,515 with Shared Dispositive Power	29,780,515 (which includes 12,120,148 held by Borse Dubai and 17,660,367 held by the Trust)	17.0% (which includes 6.9% held by Borse Dubai and 10.1% held by the Trust)

Borse Dubai	0	12,120,148 with Shared Voting Power 29,780,515 with Shared Dispositive Power	29,780,515 (which includes 17,660,367 held by the Trust)	17.0% (which includes 10.1% held by the Trust)

Borse Dubai Nasdaq Share Trust	0	17,660,367	17,660,367	10.1%
The percentage of the class of securities identified herein is based on the number of Shares outstanding at October 27, 2010 as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 3, 2010, after giving effect to the Share Redemption described in Item 6 hereof, which is incorporated herein by reference. ICD’s beneficial ownership includes 12,120,148 Shares held by Borse Dubai, a subsidiary of ICD and 17,660,367 Shares held by the Trust, of which Borse Dubai is the sole beneficial owner. Borse Dubai’s ownership includes 17,660,367 Shares held by the Trust. Borse Dubai’s total aggregate beneficial ownership reported herein is subject to certain Ownership Restrictions.
(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past 60 days by any of the persons named in response to Item 2, other than the transactions described in Item 6 of this Statement, which is incorporated herein by reference.
(d) Paragraph (d) of the Initial Statement is hereby amended by adding the following at the end thereof.
The information contained in Item 6 of this Statement is hereby incorporated herein by reference. The Trust granted to Nomura a first priority security interest in the 17,660,367 Shares held by it under the 2010 Trust Pledge Agreement. Borse Dubai granted to Nomura a first priority security interest in the 12,120,148 Shares held by Borse Dubai under the 2010 Borse Dubai Pledge Agreement. As a result of the 2010 Pledge Agreements, Nomura, as security trustee under the 2010 Facilities Agreement, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 29,780,515 of the Shares beneficially owned by Borse Dubai, in the case of an Event of Default (as defined in each of the 2010 Pledge Agreements). Otherwise, Borse Dubai may direct the receipt of dividends from, or the proceeds from the sale of, the 29,780,515 Shares beneficially owned by it pledged under the 2010 Pledge Agreements.

CUSIP No.	631103108
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Initial Statement is hereby amended by adding the following at the end thereof.
Share Redemption
On December 16, 2010, Borse Dubai and the Issuer entered into a Share Redemption and Sale Agreement (the “Share Redemption and Sale Agreement”), pursuant to which Borse Dubai agreed to sell 22,781,000 Shares to the Issuer at a price of $21.82 per Share (the “Share Redemption”), which is filed as Exhibit 7.9 and incorporated by reference herein. Pursuant to the Share Redemption and Sale Agreement, Borse Dubai has agreed with the Issuer to reduce the voting power of Borse Dubai and the Trust collectively to 3.9% of the total voting power upon the closing date of the Share Redemption and Sale, subject to certain adjustments as contemplated in Section 4 of such Share Redemption and Sale Agreement. Borse Dubai and the Issuer have also clarified and acknowledged in the Share Redemption and Sale Agreement that the Disposal (as defined below) has resulted in the reduction of Borse Dubai’s right under Section 3.1 of the Stockholders’ Agreement to nominate designees to the Issuer’s board of directors from two director designees to one director designee. In addition, Borse Dubai and the Issuer have clarified that Borse Dubai is entitled to enter into certain hedging and derivatives transaction without breaching the Stockholders Agreement and that it can exercise its demand registration rights under the Registration Rights Agreement in connection with such transactions.
Purchase and Sale
On December 16, 2010, Borse Dubai entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Nomura International plc (“Nomura”), as purchaser, pursuant to which Borse Dubai agreed to sell 8,000,000 Shares to Nomura at a price of $21.82 per Share, less an arrangement fee of $0.11 per Share, the “Purchase and Sale” and, together with the Share Redemption, the “Disposal”), which is filed as Exhibit 7.10 and incorporated by reference herein.
The Share Redemption and the Purchase and Sale were entered into simultaneously in contemplation of each other, as part of a single plan of disposal.
2010 Facility Agreement
On December 16, 2010, Borse Dubai entered into the margin loan facility agreement with Nomura as mandated lead co-arranger, calculation agent, collateral agent, custodian and lender and Emirates Bank NBD PJSC as mandated lead co-arranger, facility agent and lender (the “2010 Facility Agreement”). Upon the closing of the margin loan facility under the 2010 Facility Agreement on December 21, 2010, Borse Dubai will receive aggregate proceeds of $429.2 million (the “Margin Loan Proceeds”).
Upon the closing of the Share Redemption on December 21, 2010, Borse Dubai will receive aggregate proceeds of $497,081,420.00 (the “Redemption Proceeds”). Upon the closing of the Purchase and Sale on December 21, 2010, Borse Dubai will receive aggregate proceeds of $173,680,000.00 (the “Sale Proceeds”). In connection with the closing of the Share Redemption, the Purchase and Sale and the margin loan facility under the 2010 Facility Agreement, Borse Dubai will use the Redemption Proceeds, the Sale Proceeds and the Margin Loan Proceeds towards prepayment in full of its existing margin loan facilities.

CUSIP No.	631103108
On December 16, 2010, the Trust and Nomura, as security trustee under the 2010 Facility Agreement, entered into a pledge agreement (the “2010 Trust Pledge Agreement”), pursuant to which a first priority security interest in the 17,660,367 Shares held by the Trust, among other collateral, has been granted to Nomura in connection with Borse Dubai’s obligations under the 2010 Facility Agreement.
On December 16, 2010, Borse Dubai and Nomura, as security trustee under the 2010 Facility Agreement, entered into a pledge agreement (the “2010 Borse Dubai Pledge Agreement” and, together with the 2010 Trust Pledge Agreement, the “2010 Pledge Agreements”), pursuant to which a first priority security interest in 12,120,148 Shares held by Borse Dubai, among other collateral, has been granted to Nomura in connection with Borse Dubai’s obligations under the 2010 Facility Agreement.

CUSIP No.	631103108
Item 7. Material to be Filed as Exhibits
Item 7 of the Initial Statement is hereby supplemented by the following:

Exhibit No.	Description

7.1	OMX Transaction Agreement, dated as of November 15, 2007, among the Issuer, Borse Dubai and the Bidder (incorporated by reference to Annex C to the Proxy Statement on Schedule 14A of The Nasdaq Stock Market, Inc. filed on November 19, 2007 (File No. 000-32651)).

7.2	Amendment to the OMX Transaction Agreement, dated as of February 27, 2008, among the Issuer, Borse Dubai and the Bidder (previously filed with Schedule 13D of the Reporting Persons dated March 7, 2008).

7.3	Nasdaq Stockholders’ Agreement, dated as of February 27, 2008, between the Issuer and Borse Dubai (previously filed with Schedule 13D of the Reporting Persons dated March 7, 2008).

7.4	Registration Rights Agreement, dated as of February 27, 2008, between the Issuer, Borse Dubai and the Trust (previously filed with Schedule 13D of the Reporting Persons dated March 7, 2008).

7.5	Trust Agreement, dated as of February 21, 2008, between the Issuer, Borse Dubai and the Trust (previously filed with Schedule 13D of the Reporting Persons dated March 7, 2008).

7.6	Pledge Agreement, dated as of February 27, 2008, between the Trust and HSBC, as security trustee (previously filed with Schedule 13D of the Reporting Persons dated March 7, 2008).

7.7	Pledge Agreement, dated as of February 27, 2008, between Borse Dubai and HSBC, as security trustee (previously filed with Schedule 13D of the Reporting Persons dated March 7, 2008).

7.8	Facilities Agreement, dated as of August 17, 2007, as amended and restated on September 20, 2007 and as amended on September 24, 2007, November 15, 2007, December 10, 2007 and February 14, 2008, between, amongst others, HSBC as initial mandated lead arranger, agent, security agent, security trustee and initial issuing bank and HSBC and certain other banks and financial institutions as lenders (previously filed with Schedule 13D of the Reporting Persons dated March 7, 2008).

7.9	Redemption and Sale Agreement, dated as of December 21, 2010, between the Issuer and Borse Dubai (filed herewith).

7.10	Purchase and Sale Agreement, dated as of December 16, 2010, between Nomura and Borse Dubai (filed herewith).

CUSIP No.	631103108
SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 17, 2010

INVESTMENT CORPORATION OF DUBAI
By:	/s/ Khalifa Al Daboos
Name:	Khalifa Al Daboos
Title:	Director

BORSE DUBAI LIMITED
By:	/s/ Essa Kazim
Name:	Essa Kazim
Title:	Chairman

By:	/s/ Abdulaziz Al Muhairi
Name:	Abdulaziz Al Muhairi
Title:	Director

BORSE DUBAI NASDAQ SHARE TRUST
By:	Borse Dubai Limited, authorized signatory

By:	/s/ Essa Kazim
Name:	Essa Kazim
Title:	Chairman

By:	/s/ Marwan Lutfi
Name:	Marwan Lutfi
Title:	Director

CUSIP No.	631103108
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, on behalf of each such person.
Dated: December 17, 2010

INVESTMENT CORPORATION OF DUBAI
By:	/s/ Khalifa Al Daboos
Name:	Khalifa Al Daboos
Title:	Director

BORSE DUBAI LIMITED
By:	/s/ Essa Kazim
Name:	Essa Kazim
Title:	Chairman

By:	/s/ Abdulaziz Al Muhairi
Name:	Abdulaziz Al Muhairi
Title:	Director

BORSE DUBAI NASDAQ SHARE TRUST
By:	Borse Dubai Limited, authorized signatory

By:	/s/ Essa Kazim
Name:	Essa Kazim
Title:	Chairman

By:	/s/ Marwan Lutfi
Name:	Marwan Lutfi
Title:	Director